FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                HSBC BANK CANADA
                   FOURTH QUARTER 2005 RESULTS^ - HIGHLIGHTS

  - Net income attributable to common shares was C$457 million for the year ended 31 December 2005, an increase of 32.5 per cent over 2004.

  - Net income attributable to common shares was C$132 million for the quarter ended 31 December 2005, an increase of 53.5 per cent over the same period in 2004.

  - Return on average common equity was 21.3 per cent for the year ended 31 December 2005 and 23.8 per cent for the quarter ended 31 December 2005 compared with 18.3 per cent and 16.6 per cent, respectively, for the same periods in 2004.

  - The cost:income ratio improved to 52.2 per cent for the year ended 31 December 2005 and 50.0 per cent for the quarter ended 31 December 2005 compared with 56.0 per cent and 55.6 per cent, respectively, for the same periods in 2004.

  - Total assets were C$49.2 billion at 31 December 2005, an increase of C$5.9 billion, or 13.6 per cent, from C$43.3 billion at 31 December 2004.

  - Total funds under management were C$20.5 billion at 31 December 2005, an increase of C$2.8 billion, or 15.8 per cent, from C$17.7 billion at 31 December 2004.


^ Results are prepared in accordance with Canadian generally accepted accounting principles.



Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$457 million for the year ended 31 December 2005, an increase of C$112 million, or
32.5 per cent, from C$345 million for 2004. Net income attributable to common shares for the quarter ended 31 December 2005 was C$132 million, an increase of C$46 million, or 53.5 per cent, compared with C$86 million for the same period in 2004.

Net income in the fourth quarter of 2005 benefited from a C$14 million reversal from the general allowance for credit losses and a C$14 million adjustment to other expenses, both before income taxes. Excluding these items and the related income tax adjustments, net income attributable to common shares would have been C$432 million for the year ended 31 December 2005, an increase of C$87 million, or 25.2 per cent, over 2004. For the fourth quarter of 2005, net income attributable to common shares would have been C$107 million, an increase of C$21 million, or 24.4 per cent, over the same period last year.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the fourth quarter and for the year were good and reflected the robust Canadian economy and the strength of our customers. Each of our customer groups contributed to a strong increase in revenues. Net interest income was higher from continued growth in our balance sheet. Non-interest revenues were higher on increased investment administration fees, credit fees, and foreign exchange revenue. Total non-interest expenses increased as our business grew, however, the rate of expense increase was less than the revenue growth, which resulted in a decrease in the non-interest expenses:total revenue ratio. Lastly, the stable credit environment in Canada throughout much of 2005 meant lower provisions for credit losses and resulted in a reversal in the fourth quarter from our general allowance for credit losses.

"Our focus for next year will be to continue to achieve strong growth in revenues and control of our costs, while continuing to reinvest in our businesses. We expect to fully leverage our marketing efforts to help generate even more awareness of the HSBC brand within Canada to deliver sustainable organic growth."

Net interest income

Net interest income for the year ended 31 December 2005 was C$1,010 million, an increase of C$114 million, or 12.7 per cent, from C$896 million for 2004. For the quarter ended 31 December 2005 net interest income was C$269 million, an increase of C$40 million, or 17.5 per cent, from C$229 million for the same quarter in 2004. Higher net interest income throughout 2005 has resulted from continued growth in the balance sheet across all our customer groups, and the impact of a full year from the acquisition of Intesa Bank Canada. Economic growth in Canada continues to be strong and sentiment remains positive despite the recent increases in interest rates in Canada during the fourth quarter of 2005. Average interest earning assets were C$42.6 billion for 2005 compared with C$35.9 billion for 2004. For the fourth quarter of 2005, average interest earning assets were C$45.2 billion compared with C$38.2 billion for the fourth quarter of 2004.

The net interest margin, as a percentage of average interest earning assets, was
2.37 per cent for the year ended 31 December 2005 and 2.36 per cent for the fourth quarter of 2005. For the same periods in 2004, the net interest margin was 2.49 per cent and 2.38 per cent, respectively. Net interest margins have been adversely impacted throughout 2005 by competitive pricing, which has been compounded by increased balances in lower-spread products such as residential mortgages. Net interest margins in our treasury and markets groups were adversely impacted by a flatter yield curve throughout much of 2005.

Non-interest revenue

Non-interest revenue was C$570 million for the year ended 31 December 2005, an increase of C$44 million, or 8.4 per cent, compared with C$526 million for 2004. For the quarter ended 31 December 2005, non-interest revenue was C$141 million compared with C$143 million in the fourth quarter of 2004.

Credit fees were higher in 2005 as a result of increased activity in commercial and corporate lending, particularly in shorter-term facilities such as bankers' acceptances, guarantees, and letters of credit. Capital market fees were lower in the fourth quarter of 2005 compared with the same period in 2004, as commissions from customers' retail trading were lower. Investment administration fees were higher in 2005 due to an increase in funds under management. The volatility of the Canadian dollar relative to the US dollar throughout 2005 helped increase revenues from foreign exchange activities compared with 2004. Gains from investment securities in the fourth quarter of 2005 were lower compared with the same quarter in 2004 as the previous year's quarter included a gain realised from our investment in a private equity fund managed by our merchant banking subsidiary. Other non-interest revenue was higher in 2005 due to strong fee income from our Canadian Immigrant Investment Program ('CIIP').

Resolution of certain income tax issues

Prior to 1 July 2005, an HSBC Group company ('Group') provided an unlimited guarantee of our customers' deposits. As consideration for provision of this guarantee, Group charged us a fee for the guarantee based on the guaranteed deposit amounts. For income tax purposes, we deducted this fee in determining our taxable income. Following agreement with the Canada Deposit Insurance Corporation, and reflecting our significant growth since we became part of the HSBC Group, this guarantee was discontinued for customer deposits received after 30 June 2005.

In the fourth quarter of 2005, the Canadian Competent Authority of the Canada Revenue Agency ('CRA') and the UK Competent Authority of the HM Revenue & Customs in the UK agreed, in principle, to a Bilateral Advance Pricing Agreement ('BAPA'). The BAPA outlines the agreed upon rates to be used in determining the amount we can deduct as an expense for the Group guarantee, and Group includes as income, for income tax purposes for the years 2002 to 2007 inclusive. The rates in the BAPA are lower than the rate we had been using to calculate the guarantee fee expense.

In the fourth quarter of 2005, Group reimbursed us C$40 million relating to 2002 to 2004, representing the non-deductible amounts as determined in the BAPA. We also recorded a C$4 million receivable for excess withholding tax paid to CRA relating to this reimbursement. As this was a related party transaction, we recorded an offsetting C$44 million increase in retained earnings, reflecting the gross amount of the reimbursement.

Non-interest expenses

Non-interest expenses were C$824 million for the year ended 31 December 2005, an increase of C$28 million, or 3.5 per cent, compared with C$796 million for 2004. For the quarter ended 31 December 2005, non-interest expenses were C$205 million compared with C$207 million in the fourth quarter of 2004.

Salaries and benefits expenses in 2005 were C$442 million compared with C$423 million in 2004. For the fourth quarter of 2005, salaries and benefits expenses were C$111 million compared with C$107 million for the same period in 2004. Salaries expenses were higher in 2005 due to a full year of costs from former Intesa Bank Canada employees, and higher stock-based compensation, employee termination and performance based incentive costs. These were partially offset by lower defined benefit pension and other non-pension benefit costs. In the fourth quarter of 2005, salaries and benefits expenses were higher compared to the same period in 2004 due to higher salary costs on a larger employee base, and higher stock-based compensation and employee termination costs. These were partially offset by lower defined benefit pension and other non-pension benefit costs.

Premises and equipment expenses in 2005 were C$107 million compared with C$101 million in 2004. For the fourth quarter of 2005, premises and equipment expenses were C$27 million compared with C$22 million for the same period in 2004. Equipment expenses were higher in 2005 primarily from increased costs associated with maintaining our computer infrastructure, as well as increased ATM costs associated with our agreement with Bank of Montreal.

Other non-interest expenses in 2005 were C$275 million compared with C$272 million in 2004. For the fourth quarter of 2005, other non-interest expenses were C$67 million compared with C$78 million for the same period in 2004. The agreement with CRA referred to above resulted in a C$14 million year-to-date reduction of the guarantee fee expense, which was recorded in the fourth quarter of 2005. Before the reduction, the guarantee fee expense for 2005 was lower compared with 2004 as a result of a decrease in deposits guaranteed due to the discontinuation of Group's guarantee effective close of business on 30 June 2005. Marketing expenses were significantly higher in the fourth quarter of 2005 as a result of increased media spends to increase awareness of the HSBC brand in Canada. Transaction costs in 2005 were higher as a result of increased volumes in our brokerage operations and activity in our CIIP. These increases were partially offset by a net credit on successful resolution of certain commodity tax issues relating to prior years.

Provision for income taxes

The effective income tax rate for the fourth quarter of 2005 was 30.0 per cent and for the year was 33.5 per cent compared with 36.7 per cent and 37.6 per cent, respectively, for the same periods in 2004. The effective rate was lower in 2005 primarily from the resolution of the deductibility of the guarantee fee expense, as discussed above, which resulted in a net reduction of C$7 million in income tax expense for the fourth quarter of 2005.

Credit quality and provision for credit losses

The provision for credit losses was C$27 million for the year ended 31 December 2005 compared with C$66 million for 2004. For the quarter ended 31 December 2005 the provision for credit losses was C$6 million compared with C$22 million for the same period in 2004. The continued strong economic conditions in Canada throughout 2005 resulted in favourable credit conditions leading to a lower provision for credit losses. During the fourth quarter of 2005 we reversed C$14 million of our general allowance for credit losses, primarily reflecting the consistently low loss experience in Western Canada over the past few years, and the current strength of the economy.

Gross impaired loans decreased to C$130 million at 31 December 2005 compared with C$182 million at 31 December 2004. Total impaired loans, net of specific allowances for credit losses, were C$73 million at 31 December 2005 compared with C$112 million at 31 December 2004. The general allowance for credit losses was C$269 million at 31 December 2005 compared with C$279 million at 31 December 2004. The total allowance for credit losses, as a percentage of loans outstanding was 1.01 per cent at 31 December 2005 compared with 1.22 per cent at 31 December 2004.

Balance sheet

Total assets at 31 December 2005 were C$49.2 billion, an increase of C$5.9 billion from C$43.3 billion at 31 December 2004. Stable interest rates throughout 2005, strong economic conditions, and an active housing market in Canada helped spur loan growth across all customer groups. Commercial loans and bankers' acceptances increased C$2.4 billion in total to C$19.6 billion at 31 December 2005 compared with C$17.2 billion at the same time in 2004. Residential mortgages and consumer loans increased C$1.4 billion to C$16.6 billion in total at 31 December 2005 compared with C$15.2 billion at 31 December 2004. Cash resources increased in 2005 by C$1.6 billion, primarily in deposits with other banks. Securities and assets purchased under reverse repurchase agreements were C$0.8 billion higher at 31 December 2005 compared with the same time in 2004, primarily from increased trading activity.

Total deposits at 31 December 2005 were C$38.6 billion, an increase of C$4.8 billion from C$33.8 billion at 31 December 2004. Deposits from individuals increased to C$15.3 billion at 31 December 2005 compared with C$14.8 billion at the same time last year. Commercial deposits increased C$2.9 billion to C$21.3 billion at 31 December 2005 and deposits from other banks increased to C$2.0 billion at 31 December 2005 from C$0.6 billion at 31 December 2004 to fund the strong asset growth experienced in 2005.

Total assets under administration

Funds under management were C$20.5 billion at 31 December 2005 compared with C$17.7 billion at 31 December 2004. Including custody and administration balances, total assets under administration were C$28.0 billion at 31 December 2005 compared with C$22.8 billion at 31 December 2004.

Growth in funds under management during 2005 resulted from continued investment in our brokerage operations during the year and from success in our Private Client products. Additionally, Canadian equity markets, which were aided by higher natural resource prices, performed substantially better in 2005 relative to the US markets.

Capital ratios

The tier 1 capital ratio was 9.0 per cent and the total capital ratio was 11.2 per cent at 31 December 2005. This compares with 8.6 per cent and 11.0 per cent, respectively, at 31 December 2004.

In the fourth quarter of 2005, we issued C$175 million in Class 1 Preferred Shares Series D. Total capital issues in 2005 amounted to C$350 million in preferred shares and C$200 million in asset trust securities. During 2005, C$125 million in previously issued preferred shares were redeemed.

Dividends

During the fourth quarter of 2005, we declared C$135 million in dividends on our common shares of which C$60 million was payable at 31 December 2005. Dividends declared on our common shares totalled C$330 million in 2005.

Regular dividends of 31.875 cents per share have been declared on our Class 1 Preferred Shares - Series C and 31.25 cents per share on our Class 1 Preferred Shares - Series D. The dividends will be payable in cash on 31 March 2006, for shareholders of record on 15 March 2006. Dividends declared on our preferred shares totalled C$13 million in 2005.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and our products and services, visit our website at hsbc.ca.

Copies of our 2005 Annual Report will be sent to shareholders in March 2006.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.


Summary

Figures in C$ millions              Quarter ended                 Year ended
(except per share amounts)    31DEC05    30SEP05   31DEC04    31DEC05     31DEC04

Earnings
Net income attributable to
  common shares                   132        113        86        457         345
Basic earnings per share ^       0.27       0.23      0.18       0.94        0.72

Performance ratios (per
  cent)
Return on average common
  equity                         23.8       20.9      16.6       21.3        18.3
Return on average assets         1.06       0.92      0.80       0.97        0.85
Net interest margin ^^           2.36       2.36      2.38       2.37        2.49
Non-interest expenses:total
  revenue ratio                  50.0       51.2      55.6       52.2        56.0
Non-interest revenue:total
  revenue ratio                  34.4       35.7      38.4       36.1        37.0

Credit information
Impaired loans                    130        132       182
Allowance for credit
  losses
- Balance at end of period        326        337       349
- As a percentage of
  impaired loans                  251        255       192
- As a percentage of loans
  outstanding                    1.01       1.04      1.22

Average balances
Assets                         49,605     48,754    43,008     47,282      40,421
Loans                          32,387     31,535    28,235     30,678      26,922
Deposits                       39,006     38,572    32,640     37,340      30,823
Common equity                   2,204      2,157     2,070      2,150       1,886

Capital ratios (per cent)
Tier 1                            9.0        8.7       8.6
Total capital                    11.2       10.9      11.0

Total assets under administration
Funds under management         20,453     19,872    17,687
Custodial accounts              7,594      6,585     5,077
Total assets under
  administration               28,047     26,457    22,764

^ Basic earnings per share are not materially different from basic earnings per share from continuing operations.

^ ^ Net interest income as a percentage of average interest earning assets for the period.


Consolidated Statement of Income (Unaudited)

Figures in C$ millions              Quarter ended                      Year ended
(except per share amounts)   31DEC05       30SEP05     31DEC04       31DEC05     31DEC04
                                                             ^                         ^
Interest and dividend
  income Loans                   444           417         366         1,631       1,396
Securities                        40            31          22           120          82
Deposits with
regulated financial
  institutions                    52            45          26           166          69
                                 536           493         414         1,917       1,547

Interest expense
Deposits                         261           226         177           882         617
Debentures                         6             6           8            25          34
                                 267           232         185           907         651
Net interest income              269           261         229         1,010         896

Non-interest revenue
Deposit and payment
  service charges                 22            20          20            84          81
Credit fees                       26            23          21            95          81
Capital market fees               25            25          30           106         106
Investment
  administration fees             22            24          17            80          65
Foreign exchange                  21            19          18            76          68
Trade finance                      6             7           6            27          28
Trading revenue                    1             4           3            11          10
Investment securities
  gains                            2             3          11            16          17
Securitisation income              6             5           4            24          25
Other                             10            15          13            51          45
                                 141           145         143           570         526
Total revenue                    410           406         372         1,580       1,422

Provision for credit
  losses                           6             7          22            27          66


Non-interest expenses
Salaries and employee
  benefits                       111           112         107           442         423
Premises and equipment            27            26          22           107         101
Other                             67            70          78           275         272
                                 205           208         207           824         796
Income before the
  undernoted                     199           191         143           729         560
Effect of accounting
  change                           -             -           -             -          14
Income before provision
  and non-controlling
  interest in
  income of trust                199           191         143           729         574
Provision for income
  taxes                           58            67          51           237         210
Non-controlling
  interest in
  income of trust                  6             7           4            22          16
Income from continuing
  operations                     135           117          88           470         348
Income from discontinued
  operations                       -             -           -             -           5
Net income                       135           117          88           470         353
Preferred share
  dividends                        3             4           2            13           8
Net income attributable
  to common shares               132           113          86           457         345

Average common shares
  outstanding (000)          488,668       488,668     488,668       488,668     481,066
Basic earnings per
  share (C$)                    0.27          0.23        0.18          0.94        0.72

^ Certain prior period amounts have been reclassified to conform with the current year presentation.

^ ^Reflects the sale of HSBC Canadian Direct Insurance Incorporated effective 30 April 2004.


Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions             At 31DEC05       At 31DEC04

Assets
Cash and deposits with Bank of
  Canada                                  409              328
Deposits with regulated                 5,549            4,094
  financial institutions                5,958            4,422

Investment securities                   2,923            1,967
Trading securities                      1,418            1,055
                                        4,341            3,022

Assets purchased under
reverse repurchase agreements           1,752            2,264

Loans
- Businesses and government            15,571           13,450
- Residential mortgage                 12,865           11,966
- Consumer                              3,734            3,252
- Allowance for credit losses            (326)            (349)
                                       31,844           28,319

Customers' liability under
  acceptances                           4,002            3,754
Land, buildings and equipment             103              101
Other assets                            1,210            1,381
                                        5,315            5,236
Total assets                           49,210           43,263

Liabilities and shareholders'
equity
Deposits
- Regulated financial
  institutions                          1,975              635
- Individuals                          15,300           14,818
- Businesses and governments           21,333           18,395
                                       38,608           33,848

Acceptances                             4,002            3,754
Assets sold under repurchase
  agreements                              302               23
Other liabilities                       2,849            2,785
Non-controlling interest in               430              230
  trust and subsidary                   7,583            6,792

Subordinated debentures                   423              426

Shareholders' equity
- Preferred shares                        350              125
- Common shares                         1,125            1,125
- Contributed surplus                     187              177
- Retained earnings                       934              770
                                        2,596            2,197
Total liabilities and
   shareholders' equity                49,210           43,263


Condensed Consolidated Statement of Cash Flows (Unaudited)

                                   Quarter ended                     Year ended
Figures in C$ millions    31DEC05      30SEP05      31DEC04      31DEC05       31DEC04

Cash flows provided by/
(used in):
- Operating activities       (100)         412           60          424           416
- Financing activities        141        1,174          669        5,131         3,492
- Investing activities        335       (1,483)        (578)      (4,362)       (3,350)

Increase in cash and
  cash equivalents            376          103          151        1,193           558
Cash and cash
  equivalents,
  beginning of period       4,824        4,721        3,856        4,007         3,449
Cash and cash
  equivalents,
  end of period             5,200        4,824        4,007        5,200         4,007

Represented by:
- Cash resources per
  balance sheet             5,958        5,531        4,422
- less non-operating
  deposits ^                 (758)        (707)        (415)
- Cash and cash
  equivalents,
  end of period             5,200        4,824        4,007

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 February 2006